Final Term Sheet To preliminary prospectus supplement dated November 14, 2022 (To prospectus dated September 25, 2020)	Filed pursuant to Rule 433 Registration number 333-249058 November 15, 2022

Lincoln National Corporation

500,000 Depositary Shares, each representing a 1/25th interest in a share of

9.250% Fixed Rate Reset Non-Cumulative Preferred Stock, Series C

Final Term Sheet, dated November 15, 2022

Issuer:	Lincoln National Corporation (“Issuer”)

Title of Securities:	Depositary Shares (the “Depositary Shares”), each representing a 1/25th interest in a share of the Issuer’s 9.250% Fixed Rate Reset Non-Cumulative Preferred Stock, Series C (the “Preferred Shares”)

Number of Depositary Shares:	500,000 (corresponding to 20,000 Preferred Shares)

Liquidation Preference:	$25,000 liquidation preference per Preferred Share (equivalent to $1,000.00 per Depositary Share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends

Format:	SEC Registered

Trade Date:	November 15, 2022

Settlement Date (T+5)*:	November 22, 2022

Maturity Date:	Perpetual

Price to the Public:	$1,000.00 per Depositary Share

Underwriting Discount:	$10.00 per Depositary Share

Net Proceeds (after Underwriting Discount and before Expenses):	$990.00 per Depositary Share / $495,000,000 total

Dividend Rate:	From November 22, 2022 to, but excluding, March 1, 2028, 9.250% per year on the stated amount of $25,000 for each Preferred Share, and from, and including, March 1, 2028, during each Reset Period at a rate per annum equal to the Five-year U.S. treasury rate (as defined in the Preliminary Prospectus Supplement) as of the most recent reset dividend determination date plus 5.318% per year on the stated amount of $25,000 for each Preferred Share, only when, as and if declared

Reset Dates:	March 1, 2028, and each date falling on the fifth anniversary of the preceding Reset Date

Reset Periods:	The period from, and including, March 1, 2028 to, but excluding, the next following Reset Date and thereafter each period from, and including, each Reset Date to, but excluding, the next following Reset Date

Reset Dividend Determination Dates:	In respect of any Reset Period, the day falling three business days prior to the beginning of such Reset Period

Dividend Payment Dates:	When, as and if declared by the Issuer’s board of directors (or a duly authorized committee thereof), the Issuer will pay dividends on a non-cumulative basis, semi-annually in arrears on the first day of March and September of each year commencing on March 1, 2023

Optional Redemption:

The Issuer may, at its option, redeem the Preferred Shares:

•   in whole but not in part within 90 days after the occurrence of a rating agency event at a redemption price equal to 102% of the stated amount of a share of Series C Preferred Stock (initially, $25,500 per share of Series C Preferred Stock, equivalent to $1,020 per Depositary Share), plus an amount equal to any dividends per share that have accrued but not been declared and paid for the then-current dividend period to, but excluding, such redemption date; and

•   (i) in whole but not in part within 90 days after the occurrence of a regulatory capital event, or (ii) in whole or in part, from time to time, during the three-month period prior to March 1, 2028, and during the three-month period prior to each Reset Date thereafter in each case, at a redemption price equal to the stated amount of a share of Series C Preferred Stock (initially, $25,000 per share of Series C Preferred Stock, equivalent to $1,000 per Depositary Share), plus an amount equal to any dividends per share that have accrued but not been declared and paid for the then-current dividend period to, but excluding, such redemption date

CUSIP/ISIN:	534187BR9 / US534187BR92

Day Count Convention:	30/360

Ratings** (expected):	Baa3 (Moody’s) / BBB- (S&P) / BBB- (Fitch)

Concurrent Offering:	Concurrently with this offering, the Issuer is also offering 20,000,000 depositary shares, each representing a 1/1,000th interest in a share of the Issuer’s 9.000% Non-Cumulative Preferred Stock, Series D, with a liquidation preference of $25,000 per share ($25.00 per depositary share) (the “Concurrent Preferred Offering”). The Concurrent Preferred Offering is being made by means of a separate prospectus supplement and not by means of the prospectus supplement to which this pricing term sheet relates. This communication is not an offer to sell or a solicitation of an offer to buy any securities being offered in the Concurrent Preferred Offering. The closing of this offering and the Concurrent Preferred Offering are not conditioned on each other.

Joint Book-Running Managers:

BofA Securities, Inc.

Goldman Sachs & Co. LLC

J.P. Morgan Securities LLC

Wells Fargo Securities, LLC

Morgan Stanley & Co. LLC

BNP Paribas Securities Corp.

Citigroup Global Markets Inc.

Credit Suisse Securities (USA) LLC

Deutsche Bank Securities Inc.

HSBC Securities (USA) Inc.

PNC Capital Markets LLC

TD Securities (USA) LLC

Co-Managers:	Barclays Capital Inc. SG Americas Securities, LLC Siebert Williams Shank & Co., LLC U.S. Bancorp Investments, Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322, Goldman Sachs & Co. LLC toll-free at 1-866-471-2526, J.P. Morgan Securities LLC toll-free at 1-212-834-4533 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

*

It is expected that delivery of the Depositary Shares will be made against payment therefor on or about November 22, 2022, which is five business days following the date of pricing of the Depositary Shares (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Depositary Shares prior to their date of delivery may be required, by virtue of the fact that the Depositary Shares initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Depositary Shares who wish to trade such Depositary Shares prior to their date of delivery should consult their own advisors.

**

An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The ratings of the Depositary Shares should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

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